                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD

NOTICE OF CHANGES IN DIRECTOR'S INTERESTS

NAME OF DIRECTOR:                                  Barry Waite

DATE OF NOTICE TO COMPANY:                         13/12/2000

DATE OF CHANGE OF INTEREST:                        13/12/2000

NAME OF REGISTERED HOLDER:                         Barry Waite

CIRCUMSTANCE GIVING RISE TO THE CHANGE:            Exercise of share options/convertibles

SHARES HELD IN THE NAME OF REGISTERED HOLDER

NO. OF SHARES OF THE CHANGE:                       752,000
% OF ISSUED SHARE CAPITAL:                         0.0545

AMOUNT OF CONSIDERATION PER SHARE EXCLUDING        376,000@S$0.93
BROKERAGE,GST,STAMP DUTIES,CLEARING FEE:           376,000@S$0.9309

NO. OF SHARES HELD BEFORE CHANGE:                  1,510,040
% OF ISSUED SHARE CAPITAL:                         0.109

NO. OF SHARES HELD AFTER CHANGE:                   2,262,040
% OF ISSUED SHARE CAPITAL:                         0.164

HOLDINGS OF DIRECTOR INCLUDING DIRECT AND DEEMED INTEREST

                                                        DEEMED          DIRECT
NO. OF SHARES HELD BEFORE CHANGE:                         0           1,510,040
% OF ISSUED SHARE CAPITAL:                                0               0.109

NO. OF SHARES HELD AFTER CHANGE:                          0           2,262,040
% OF ISSUED SHARE CAPITAL:                                0               0.164

TOTAL SHARES:                                             0           2,262,040

Submitted by Nancy Tan See Sin, Joint Company Secretary on 13/12/2000 to the SGX

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD

NOTICE OF CHANGES IN DIRECTOR'S INTERESTS

NAME OF DIRECTOR:                                  Barry Waite

DATE OF NOTICE TO COMPANY:                         13/12/2000

DATE OF CHANGE OF INTEREST:                        13/12/2000

NAME OF REGISTERED HOLDER:                         Barry Waite

CIRCUMSTANCE GIVING RISE TO THE CHANGE:            Sales in open market at own discretion

SHARES HELD IN THE NAME OF REGISTERED HOLDER

NO. OF SHARES OF THE CHANGE:                       752,000
% OF ISSUED SHARE CAPITAL:                         0.0545

AMOUNT OF CONSIDERATION PER SHARE EXCLUDING        S$6.0633
BROKERAGE,GST,STAMP DUTIES,CLEARING FEE:

NO. OF SHARES HELD BEFORE CHANGE:                  2,262,040
% OF ISSUED SHARE CAPITAL:                         0.164

NO. OF SHARES HELD AFTER CHANGE:                   1,510,040
% OF ISSUED SHARE CAPITAL:                         0.109

HOLDINGS OF DIRECTOR INCLUDING DIRECT AND DEEMED INTEREST

                                                        DEEMED          DIRECT
NO. OF SHARES HELD BEFORE CHANGE:                         0           2,262,040
% OF ISSUED SHARE CAPITAL:                                0               0.164

NO. OF SHARES HELD AFTER CHANGE:                          0           1,510,040
% OF ISSUED SHARE CAPITAL:                                0               0.109

TOTAL SHARES:                                             0           1,510,040

     The sale of 752,000 shares was made pursuant to the allotment of shares by the Company following the exercise of 752,000 share options under the Chartered Share Option Plan 1999.

Submitted by Nancy Tan See Sin, Joint Company Secretary on 13/12/2000 to the SGX